UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2004

Commission File No. 1-8968

ANADARKO EMPLOYEE SAVINGS PLAN

ANADARKO PETROLEUM CORPORATION

1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

(832) 636-1000

ANADARKO EMPLOYEE SAVINGS PLAN
INDEX

FINANCIAL STATEMENTS
Page

Statements of Net Assets Available for Benefits, December 31, 2004 and 2003	-
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2004	-
Notes to Financial Statements	-

SUPPLEMENTAL SCHEDULES

Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2004	-

Schedule H, Line 4j - Schedule of Reportable Transactions - Year Ended December 31, 2004	-

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income and Security Act of 1974 are omitted because they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm	-

EXHIBIT

Exhibit Index	-

ANADARKO EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
thousands	2004	2003
Assets
Investments, at fair value
Anadarko common stock	$177,497	$183,430
Mutual funds	198,697	154,339
Common and collective trust fund	9,053	4,534
Money market investments	64,476	57,470
Participant loans receivable	6,752	6,113
	456,475	405,886
Receivables
Sales of securities	-	1,063
Interest	6	2
	6	1,065

Cash, non-interest bearing	-	3

Total assets	$456,481	$406,954

Liabilities
Note payable	$3,638	$12,620
Purchase of securities payable	47	287
Interest payable	68	236

Total liabilities	$3,753	$13,143

Net Assets Available For Benefits	$452,728	$393,811

See accompanying notes to financial statements.

ANADARKO EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31,
thousands except share amounts	2004
Additions to Net Assets Attributed to:
Investment income
Net appreciation in fair value of investments	$56,752
Dividends	9,001
Interest	650
Interest income on participant loans receivable	400
Total investment income	66,803

Contributions
Employer	8,852
Participant rollover	754
Participant contributions	22,282
Total contributions	31,888

Allocation of ESOP common stock, at fair value (239,737 shares)	13,889

Total	$112,580

Deductions to Net Assets Attributed to:
Distributions to participants	$39,294
Administrative expenses (fees and commissions)	46
Interest expense	434
Allocation of ESOP common stock, at fair value (239,737 shares)	13,889

Total	$53,663

Net Increase in Net Assets Available for Benefits During the Year	$58,917

Net Assets Available for Benefits at Beginning of Year	393,811

Net Assets Available for Benefits at End of Year	$452,728

See accompanying notes to financial statements.

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 and 2003

1.  Summary of Significant Accounting Policies

Basis of Presentation    The accounts of the Anadarko Employee Savings Plan (Plan) are maintained on an accrual basis. Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates    The financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America. In preparing financial statements, management makes informed judgments and estimates that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

Payment of Distributions Distributions to participants of the Plan (Participants) are recorded when paid.

Expenses    All trustee fees, brokerage fees and other expenses incident to the administration of the Plan may be paid by Anadarko Petroleum Corporation (Anadarko, the Company or the Employer) and, if not paid by the Company, shall be paid by the Plan. A setup fee and an annual maintenance fee for new loans, as well as a processing fee for withdrawals are deducted from the Participants' accounts. In 2004, the Company elected to pay the trustee fees for the Plan and presently intends to continue to do so although the Company can, at its discretion, discontinue this practice.

Investments    On each valuation date, as defined by the Plan, securities held by the Plan are valued at fair value and the increase or decrease in the value of securities held, plus any net income or loss of the Plan, is allocated to the Participants' accounts. Fair value of common stock and mutual funds is based on quoted market prices. Fair value of common and collective trust funds is based on the quoted market prices, if available, of the underlying securities. Security transactions are recorded on a trade-date basis. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Interest is accrued as earned. Participant loans receivable are valued at amortized cost, which approximates fair value.

       Anadarko common stock represents approximately 39% and 45% of the total assets of the Plan as of December 31, 2004 and 2003, respectively.

2.  Description of the Plan

       The Plan was originally adopted by the Company's Board of Directors and approved by its sole stockholder on August 27, 1986. The Plan was amended and restated effective October 1, 1999. The Plan has since been amended by five amendments including one that added a leveraged employee stock ownership plan (ESOP) feature (see Notes 5 and 6) as a means of implementing the merger with the Union Pacific Resources Group Inc. Employees' Thrift Plan (UPR Thrift Plan) in 2000. The ESOP is designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (Code) and Section 407(d)(6) of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective December 31, 2000, Employer contributions are allocated from the ESOP and initially invested in the common stock of the Company (Company Stock). The Plan, as amended, is described in the following discussion.

       The purpose of the Plan is to encourage and assist employees in accumulating retirement savings, to provide a means for employees to have an ownership interest in Company Stock and to encourage employees to remain in the employ of the Company, its subsidiaries and affiliates. The Plan has been adopted exclusively to provide benefits for employees participating in the Plan and their beneficiaries, and no part of the corpus or income of the trust fund (Trust) established pursuant to the Plan to hold contributions of Participants and the Company may be used for any purpose other than to provide such benefits and defray reasonable expenses of administering the Plan.

       The Plan is administered by the Company and advised by a committee whose members are appointed by the Board of Directors of the Company (the Administrative and Investment Committee). The assets of the Plan are held and invested by Fidelity Management Trust Company (Fidelity or Trustee).

       The Plan is a defined contribution plan that is qualified under Section 401 of the Code (see Note 8). All regular employees of the Company are eligible to participate in the Plan upon employment. Participant contributions are voluntary. Directors and officers who are also employees of the Company may participate on the same basis as all other employees. The Plan was amended, effective January 1, 2001, to increase the allowable Participant contribution up to 15% of compensation which includes base salary or wages, as well as overtime and incentive bonuses (excluding override payments, front-end bonuses and other special payments). The Company will match 100% of a Participant's contribution up to a maximum of 6% of such Participant's compensation. Subject to provisions of the Plan and applicable provisions of the Code and Treasury Regulations, an eligible employee may make a qualified rollover contribution to the Plan. Effective July 1, 2002, Participants who are age 50 or older by the end of the calendar year are allowed to make an additional "catch-up" contribution. In 2004, the "catch-up" contribution was limited to $3,000. The "catch-up" contribution is not subject to the employer matching contribution. Contributions to the Plan are subject to certain limitations under the Code.

       Contributions by a Participant are always the Participant's property and not subject to vesting. A Participant has a 100% vested right to Employer matching contributions after three years of service or upon death, retirement, disability or a change of control of the Company. Subject to certain restrictions, Participants may elect to have amounts distributed from the Plan to them prior to termination of employment through withdrawals or loans from the Plan.

       The Employer contribution account of a Participant who terminates employment prior to the time that the Participant is vested will be forfeited by the employee. Forfeitures do not affect net assets of the Plan but merely reduce future Company contributions. For 2004, employee forfeitures of $76,000 were utilized to reduce Employer contributions.

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100% vested in their accounts.

       The terms of the Plan are more fully described in the Plan document, which is available to each Participant.

3.  Investment Programs

Employer Contributions    The Employer contribution accounts of Participants are initially invested in Company Stock. Fully vested Participants may transfer their Employer contribution account into any investment options provided under the Plan. The Employer contributions are allocated from the ESOP (see Notes 5 and 6). It is expected that unallocated ESOP shares needed to meet the Company's matching requirement will be depleted in 2005. It is the Company's intent that once the ESOP shares are depleted, the Company matching contributions will be allocated to employees' accounts in cash and the investment of those contributions will follow the employees' investment election.

Investment Options for Tax-Deferred, After-Tax and Rollover Contributions    Participants may designate the manner in which the amounts allocated to their tax-deferred savings account, their after-tax savings account and their rollover account shall be invested. In addition to Company Stock, the Plan currently offers a money market fund, a common and collective trust fund and 14 mutual funds as investment options for Participants. Participants may designate one of such options for all of the contributions to their tax-deferred savings account, their after-tax savings account and their rollover account or a Participant may designate a percentage of such contributions to be invested pursuant to each option. Invested funds of Participants, including Employer contributions, can be transferred between funds at the election of the Participant, subject to certain restrictions as defined in the Plan. In the event that trading transactions on any given day exceed the cash position of the stock fund, the Trust has arranged to utilize a line of credit to facilitate the purchase activity.  At December 31, 2004 there was no outstanding balance related to this line of credit.

Participant Loans Receivable    The amount of a Participant's loan may not be more than the lesser of a) 50% of the Participant's vested account balance, or b) $50,000 less the highest outstanding loan balance in the previous 12 months. Loan terms range from 6 months to a maximum of 5 years. The UPR Thrift Plan allowed loans relating to a principal residence, in which case the term of the loan could not exceed 15 years. Any 15 year loans outstanding at the merger date were grandfathered, but the principal residence option is no longer available. The loans are secured by the balance in the Participant's account and bear interest at a rate fixed for the life of the loan. The interest rate is determined to be the prime interest rate plus 1% as reported in the Wall Street Journal on the first business day of the quarter preceding the date the loan was requested. In 2004 and 2003, interest rates for outstanding loans ranged from 5% to 10.5%. Principal and interest are paid ratably through payroll deductions.

4.  Investments

       The following table sets forth investments as of December 31, 2004 and 2003, respectively. Invested funds of all Participants, including Employer contributions, are participant-directed, subject to vesting and certain other restrictions as defined by the Plan. Investments that represent 5% or more of the Plan's net assets are separately identified.

	December 31, 2004		December 31, 2003
thousands except number of shares / units	Shares/Units	Fair Value	Shares/Units	Fair Value
Anadarko common stock
Anadarko Stock Fund	1,820,992	$118,019	2,460,371	$125,504
Anadarko ESOP (allocated) *	806,003	52,237	784,126	39,998
Anadarko ESOP (unallocated) *	111,728	7,241	351,465	17,928
Total Anadarko common stock		177,497		183,430
Fidelity Blue Chip Growth Fund	720,849	30,066	716,667	28,402
Spartan U.S. Equity Index Fund	1,170,386	50,163	1,133,017	44,652
Morgan Stanley Institutional Fund, Inc. -
International Equity Portfolio - Class B	1,193,167	24,877	883,695	16,746
Fidelity Puritan Mutual Fund	1,199,413	22,729	937,648	17,318
Fidelity Retirement Money Market Portfolio	61,426,963	61,427	55,295,192	55,295
Other		89,716		60,043
Total		$456,475		$405,886

*	Completely or partially nonparticipant-directed investment.

       During the year ended December 31, 2004, the fair value of the Plan's investments appreciated as follows:

thousands
Net appreciation of Anadarko common stock	45,165
Net appreciation in fair value of mutual funds	11,587
Net appreciation in fair value of investments	$56,752

       The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term.

5.  Nonparticipant-Directed Investments

       The unallocated shares of the ESOP are nonparticipant-directed. The vested allocated shares of the ESOP are participant-directed and the unvested allocated shares of the ESOP are nonparticipant-directed. The nonparticipant-directed and participant-directed amounts are not easily separated; therefore, these amounts are presented combined. Information about the net assets relating to the ESOP is as follows:

	December 31, 2004		December 31, 2003
thousands	Allocated	Unallocated	Allocated	Unallocated
Net assets
Anadarko common stock, at fair value	$52,237	$7,241	$39,998	$17,928
Money market investments	812	-	503	161
Receivables	1	-	247	-
Interest payable	-	(68)	-	(236)
Note payable	-	(3,638)	-	(12,620)
Other payables	-	-	(28)	-
Net assets available for benefits	$53,050	$3,535	$40,720	$5,233

       Information about the significant components of the changes in net assets relating to the ESOP for the year ended December 31, 2004 is as follows:

thousands	Allocated	Unallocated
Changes in net assets
Net appreciation of Anadarko common stock	$11,285	$3,202
Dividends and interest income	454	124
Employer contributions	-	8,852
Interest expense	-	(432)
Allocation of shares to participants	13,889	(13,889)
Distribution to participants	(3,110)	-
Net transfer	(10,188)	445
Net increase (decrease) in net assets during the year	$12,330	$(1,698)

6.  Employee Stock Ownership Plan

       An ESOP was incorporated into the Plan on December 31, 2000. The UPR Thrift Plan, which included a leveraged ESOP component, was merged with and into the Plan. The shares of ESOP stock from the UPR Thrift Plan were originally purchased with the proceeds from a $107,300,000 note payable that was assumed by the UPR Thrift Plan. The note payable requires repayment of principal and interest thereon at a fixed rate of 7.5% per annum over a maximum term of 30 years beginning in January 1997 and is collateralized by the ESOP shares. Following the merger, each outstanding share of common stock held in the ESOP was converted into 0.455 shares of Anadarko common stock. Note payments are funded with dividends paid on the ESOP shares (whether or not allocated) and with cash contributions from the Company. As note payments are made, shares are released from collateral, based on the proportion of debt service paid. ESOP shares released from collateral are allocated to Participant accounts in amounts necessary to: a) meet the Company's matching requirement and b) replace the value of any dividends on ESOP shares allocated to Participant accounts that were used to repay the note payable to the Company. At December 31, 2004 and 2003, the note payable balance of $3,638,000 and $12,620,000, respectively, approximates fair value. In 2005, the Company expects the unallocated ESOP shares to be depleted and the note payable to be fully paid.

       Once the ESOP shares are allocated to Participant accounts, the Company has no rights in the ESOP shares.

       The following is a summary of ESOP investments:

	December 31, 2004		December 31, 2003
thousands except number of shares	Allocated	Unallocated	Allocated	Unallocated
Anadarko common stock
Number of shares	806,003	111,728	784,126	351,465
Cost	$51,375	$7,122	$49,980	$22,402
Fair value	$52,237	$7,241	$39,998	$17,928

       The change in unallocated shares of common stock of 239,737 shares includes the allocation of 232,238 shares of ESOP common stock and 7,499 shares acquired through dividend reinvestments.

       Each Participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a Participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of Plan Participants and beneficiaries.

7.  Related-Party Transactions

       Certain Plan investments are in mutual funds and a common and collective trust fund managed by Fidelity. The Plan pays certain fees and commissions to Fidelity. Fidelity is the trustee of the Plan; therefore, these transactions qualify as party-in interest. The Plan also allows for investment in the Company's common stock. The Company is the Plan sponsor; therefore, these transactions qualify as party-in interest. These are exempt related-party transactions under ERISA.

8.  Federal Income Taxes

       In April 2003, the Company received a favorable determination letter dated April 14, 2003 from the Internal Revenue Service (IRS) that: a) the Plan and amendments to the Plan executed in February 2002 and December 2000, met the requirements of Section 401(a) of the Code and the Trust established thereunder is exempt from federal income tax under Section 501(a) of the Code, and b) the provisions of the Plan regarding tax-deferred contributions constitute a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code. The Plan has adopted amendments subsequent to those covered by the determination letter. The Company and the Plan's Administrative and Investment Committee believe that the Plan, as designed and operated, is in compliance with the applicable provisions of the Code.

       The Company is entitled to deduct for federal income tax purposes the amount of tax-deferred contributions and Employer matching contributions made to the Plan. In general, neither such contributions to the Plan nor the income of the Trust earned thereon or income earned on Participants' after-tax contributions to the Plan will be taxable to Participants as income prior to the time such Participants receive a distribution from the Plan. Participants' after-tax contributions to the Plan do not reduce their taxable income.

       Participants' tax-deferred contributions are excluded from their taxable income for the year contributions are made, except for any amounts which exceed limitations under the Code.

       Certain tax consequences apply upon withdrawal and distribution of amounts in a Participant's account; therefore, a Participant should seek tax advice prior to requesting a withdrawal or distribution.

9.  Reconciliation of Financial Statements to Form 5500

       The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

thousands	2004	2003
Net assets available for benefits per the financial statements	$452,728	$393,811
Amounts allocated to withdrawing Participants	-	(12)
Net assets available for benefits per the Form 5500	$452,728	$393,799

       The following is a reconciliation of benefits paid to Participants per the financial statements to the Form 5500 for the year ended December 31, 2004:

thousands
Distributions to Participants per the financial statements	$39,294
Less: Amounts allocated to withdrawing Participants at December 31, 2003	(12)
Benefits paid to Participants per the Form 5500	$39,282

       Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

ANADARKO EMPLOYEE SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

thousands		Shares/Units		Current
Identity of Issue / Description		Par Value	Cost	Value

Anadarko Petroleum Corporation Common Stock
*	Anadarko Stock Fund	1,821	$ (a)	$118,019
*	Anadarko ESOP Fund (allocated) (b)	806	51,375	52,237
*	Anadarko ESOP Fund (unallocated) (b)	112	7,122	7,241
	Total Anadarko common stock	2,739		177,497

Mutual Funds
*	Fidelity Blue Chip Growth Fund	721	(a)	30,066
*	Fidelity Puritan Fund	1,199	(a)	22,729
	Franklin Small-Mid Cap Growth Fund - Class A	508	(a)	17,359
	Spartan U.S. Equity Index Fund	1,170	(a)	50,163
	Morgan Stanley Institutional Fund, Inc. - International Equity
Portfolio - Class B		1,193	(a)	24,877
	AIM Basic Value Fund - Class A	280	(a)	9,065
	Strong Advisor Small Cap Value Fund - Class Z	620	(a)	18,228
*	Fidelity Freedom Income Fund	129	(a)	1,459
*	Fidelity Freedom 2000 Fund	21	(a)	256
*	Fidelity Freedom 2010 Fund	280	(a)	3,813
*	Fidelity Freedom 2020 Fund	301	(a)	4,206
*	Fidelity Freedom 2030 Fund	148	(a)	2,091
*	Fidelity Freedom 2040 Fund	127	(a)	1,047
	PIMCO Total Return Fund-Administrative Class	1,250	(a)	13,338
				198,697
Common and Collective Trust Fund
*	Fidelity Managed Income Portfolio	9,053	(a)	9,053

Money Market Investments
*	Fidelity Retirement Money Market Portfolio	61,427	(a)	61,427
	Fidelity Management Trust Company Institutional Cash Portfolio
*	Anadarko Stock Fund	2,237	(a)	2,237
*	Allocated (b)	812	812	812
	Money Market - Total	64,476		64,476

*	Participant Loans Receivable (interest rates range from 5% to 10.5%)		(a)	6,752

Total				$456,475

(a) Cost omitted for participant-directed investments
(b) Completely or partially nonparticipant-directed
*Party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

ANADARKO EMPLOYEE SAVINGS PLAN
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

thousands
Identity of Party Involved/	Purchase	Selling	Cost of	Asset Value on Transaction	Net Gain/
Description of Asset	Price	Price	Asset	Date	(Loss)

Series Transactions:
Fidelity Institutional Cash Portfolio:
Money Market Fund Class I
Purchases	$11,329	$-	$11,329	$11,329	$-
Sales	$-	$11,181	$11,181	$11,181	$-

       This schedule includes each series of transactions involving the same investment which, in aggregate, amounts to more than 5% of the current value of Plan assets at the beginning of the plan year.

See accompanying Report of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative and Investment Committee
Anadarko Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Anadarko Employee Savings Plan (the Plan), as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2004 and schedule H, line 4j - schedule of reportable transactions for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas
June 1, 2005

EXHIBIT INDEX

The following documents are filed as part of this report:

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative and Investment Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANADARKO EMPLOYEE SAVINGS PLAN

June 1, 2005	By:	/s/ DIANE L. DICKEY
(Diane L. Dickey, Anadarko Petroleum Corporation, Vice President and Controller, and Member of Administrative and Investment Committee)